Exhibit (a)(5)(e)

Dalliance Services Company Announces Results of QIWI PLC Tender Offer

Nicosia, Cyprus – September 6, 2022 — Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands (the “Offeror”) and wholly owned by Sergey Solonin, the controlling shareholder and chairman of the board of directors of QIWI PLC, a company formed under the laws of Cyprus (the “Company”) today announced the results of its tender offer (the “Offer”) to purchase up to 10,000,000 of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”) at a price of $2.50 per Share (including Shares represented by ADSs), less any applicable withholding taxes and without interest.

The Offer expired at 12:00 Midnight, New York City time, at the end of the day on September 2, 2022, and was not extended.

According to Pacific Stock Transfer Company, the depositary for the Offer, a total of 4,861,390 Shares (including Shares represented by ADSs) had been validly tendered and not withdrawn from the Offer. The Offeror has accepted for payment and will promptly pay for the Shares (including Shares represented by ADSs) validly tendered into and not properly withdrawn from the Offer. Following the purchase of the Shares (including Shares represented by ADSs) pursuant to the Offer, the Offeror will own approximately 9.3% of the outstanding Shares (including Shares represented by ADSs), representing 3.1% of the Company’s voting power, and Mr. Solonin will hold 10,413,510 of the Company’s Class A ordinary shares and beneficially own 4,861,390 of the Shares (including Shares represented by ADSs), together representing 69.7% of the Company’s voting power.

Additional Information and Where to Find it.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering, solicitation, or sale would be unlawful.

The Offer was made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the Tender Offer Statement on Schedule TO filed by the Offeror and Sergey Solonin with the United States Securities and Exchange Commission on July 19, 2022, as amended or supplemented from time to time.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from Alliance Advisors, LLC. Holders of Shares or Shares represented by ADSs, banks and brokers may direct questions and requests for assistance in connection with Offer to Alliance Advisors, LLC by contacting (877) 587-1963 or QIWI@allianceadvisors.com.

For more information, contact:

Alliance Advisors, LLC

(877) 587-1963

QIWI@allianceadvisors.com